

November 2, 2009

By U.S. mail and facsimile to (212) 557-0073

Ms. Ingrely Veitia, Chief Financial Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

   RE: Amiworld, Inc.
     Form 10-K/A for the fiscal year ended December 31, 2008
     Filed May 1, 2009

     Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
     File No. 0-52742

Dear Ms. Veitia:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A#2 filed May 1, 2009 for the year ended December 31, 2008

General

1. We note this second amendment to the Form 10-K. However, no explanation is provided as to why either the first or second amendment was filed. In the next amendment to the Form 10-K, please include an explanatory note in a prominent location describing the reason(s) for the amendment.

Item 1. Business, page 4

2. You disclose on page 10 that the consideration for the acquisition of Odin Petroil was determined based upon an independent valuation. If you attribute fair value figures to a third party expert, please name such expert in future filings. We remind you that if you refer to experts in a filing under the Securities Act, you must name such experts and include their consent. Refer to Section 436(b) of Regulation C.

Management's Discussion and Analysis, page 26

Results of Operations, page 27

3. We note that the gross profit percentage was 30.6% for the fourth quarter of 2008, 9.2% for the first quarter of 2009, and 14.4% for the second quarter of 2009. In future filings, please discuss gross profit and the activity contributing to material changes therein. Refer to Item 303(a)(3)(ii) of Regulation S-K.

4. On the face of your statements of operations and comprehensive loss, you indicate that "General and Administrative Expenses" are made up of "Operating Expenses", "Compensation Expense – Stocks and Options" and "Depreciation". Please tell us the nature of your "Operating Expenses" and significant amounts included within this category, as it is not clear based on your description of the items included in general and administrative expenses on page 28. We may have further comment.

5. Please tell us and disclose in future filings the nature of miscellaneous income. We note it is material to the December 31, 2008 net loss, the quarterly June 30, 2009 net income, and year-to-date June 30, 2009 net loss.

Liquidity and Capital Resources, page 28

6. Please tell us whether there are any financial and/or non-financial covenants associated with the unsecured revolving lines of credit and unsecured loans with Bancolombia. If so, please revise future filings to disclose your compliance therewith. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

7. Please tell us where the shares issued in the two private placements that closed during 2008 that you describe on page 29 is reflected in your statement of stockholders' equity.

Critical Accounting Policies, page 29

8. We note that you do not include a critical accounting policy for how you recognize revenue. Given the marked increase in sales during 2008 and the nature of your various operations, please tell us why revenue recognition is not deemed a critical accounting assumption/estimate. Alternatively, revise your filing to include such a discussion. In this regard, in your amended filing please describe all revenue transactions that are reflected on the face of your statements of operations, and the subsidiary that is responsible for the generation of such revenue, similar to that provided in the Form 8-K dated August 31, 2009. Lastly, we note your disclosure on page F-10 that you derive revenue from sales of petroleum and palm oil based products but do not currently separate the sales of various products into operating segments. However, if you are able to attribute your revenues to the different products you sell, please disclose that information, pursuant to paragraph 26b of SFAS 131.

9. You state on page 30 that "our functional currency is United States dollars and the functional currency of our subsidiaries is currently Colombia pesos." You then state the "functional currency of our Colombian subsidiaries has been changed to the United States dollar once our production facilities in Colombia commenced producing operations, as debt, operating revenues and costs of our Colombia subsidiaries will primarily be denominated in United States dollars." Please explain this discrepancy to us.

Financial Statements

10. We note the line item "Land & Buildings" on the balance sheet accounts for 50% of total assets at December 31, 2008 and represents nearly all of your fixed assets. Please revise future filings to separate amounts attributable to land and amounts attributable to buildings either on the face of the balance sheet or in a footnote.

(1) Nature of organization, page F-7

11. You state "The 45% acquisition of Great Voyages is treated as an investment accounted for under the equity method. The Company has incurred losses in excess of its investment as of December 31, 2007, and as a result reports no investment balance." Please tell us and revise future filings to clarify whether losses were incurred in excess of your investment as of December 31, 2008, instead of the prior year. Please confirm to us that it is not imminent that this investment will return to profitable operations. Refer to footnote 10 of APB 18.

(4) Prepaid expenses and advance payments, page F-13

12. In your table of prepaid expenses, the last line is unlabeled but appears to be the total amount, as those are the respective amounts for December 31, 2008 and 2007 that tie to the balance sheet. However, if that is the total amount, the table does not foot. Please advise or revise accordingly.

Item 9A. Controls and Procedures, page 51

13. Your management has concluded that your disclosure controls and procedures are effective as of December 31, 2008. However, we note from the same sections in the Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 that your management has concluded that disclosure controls and procedures were not effective as of those dates "because of the material weaknesses described in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which we are still in the process of remediating. Please see 'Management's Report on Internal Control over Financial Reporting' in Item 9A of the 2008 Form 10-K for a full description of these weaknesses." We note that in all three versions of the Form 10-K that have been filed to date, no material weakness has ever been described. Please explain.

14. If there were, in fact, material weaknesses that existed as of December 31, 2008, please amend the Form 10-K/A to disclose in detail the nature of the material weaknesses. That is, discuss how they emerged, quantify the impact it had on the preliminary financial statements, and how it was identified and resolved. Provide this information in your response letter. Also, please tell us whether you assessed the possibility of errors in the prior quarterly filings. As of the most recent practicable date, tell us whether or not the company has remediated the material weaknesses and, if not, when and how the company expects to do so.

15. If there were, in fact, material weaknesses that existed as of December 31, 2008, please amend the Form 10-K/A to disclose management's conclusion as to the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Form 10-Q for the period ended March 31, 2009

Financial Statements

16. On your balance sheet you include the line item "Minority Interests" between liabilities and equity and we note the same presentation in the June 30, 2009 Form 10-Q. Please tell us your consideration of paragraph 5 of SFAS 160, where, among other things, noncontrolling interest shall be reclassified to equity.

Alternatively, amend both Forms 10-Q to conform to the requirements of SFAS 160.

Results of Operations, page 13

17. You state "supplies and other office costs increased by $396,029 as a result of various factors, including the opening of marketing offices in Bogota and Panama, and more importantly, the reclassification of certain operational costs associated with unused capacity of our biodiesel plant now classified as administrative costs." Notwithstanding the comment above related to general and administrative expenses, please tell us the amount of this reclassification and your explanation for why such reclassification to administrative costs, assuming these were previously classified as operating expenses, is appropriate.

Form 10-Q for the period ended June 30, 2009

Liquidity and Capital Resources, page 14

18. We note that accounts receivable, net as a percentage of quarterly sales was 6%, 44% and 77% for the fourth quarter of 2008, first quarter of 2009, and second quarter of 2009, respectively. Given the material impact of receivables variances on operating cash flow, please tell us and expand the liquidity section in future filings to quantify the days sales outstanding ratio for each period and explain material fluctuations therein. In your response and in future filings, please: (1) quantify the standard number of days you give customers to pay; (2) quantify any changes in these terms during the aforementioned periods; (3) describe changes in the aging of the receivables portfolio for these periods; and (4) quantify receivables written off in these periods. See Section 501.05 of the Financial Reporting Codification.

Item 4T. Controls and Procedures, page 18

19. You disclose that your CEO and CFO concluded that your disclosure controls and procedures were not effective as of March 31, 2009, instead of June 30, 2009. Please amend the June 30, 2009 Form 10-Q accordingly.

20. You mention the issuance of SFAS 165 on page F-6. Please revise future filings to disclose the date through which subsequent events have been evaluated. Refer to paragraph 12 of SFAS 165 for guidance.

*   *   *   *

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses. To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief